Acquire Skills and Knowledge Education Inc.
Statement of Cash Flows
(Unaudited)

	For the Period June 11, 2019 (Inception) to December 31, 2019
Cash flows from operating activities:	
Net loss	$ (10,051)
Adjustments to reconcile net loss to net cash used in operatting activities:	
Stock-based compensation	6,900
Changes in operating assets and liabilities:	-
Net cash used in operating activities	(3,151)
Cash flows from investing activities	-
Net cash used in investing activities	-
Cash flows from financing activities:	
Proceeds from relayed party loan	3,151
Net cash provided by financing activities	3,151
Net cash increase for period	-
Cash at beginning of period	-
Cash at end of year	$ -
Supplemental disclosure of cash flow information:	
Cash paid during the period for:	
Income taxes	$ -
Interest	$ -